Exhibit 99.9

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Alexandre de JOYBERT

Tel.: + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Angola: Total launches the development of Kaombo, an ultra-deep offshore project

Paris, April 14, 2014 –Total and its joint venture partners have made the final investment decision to develop the ultra-deep offshore Kaombo project in Angola. With a production capacity of 230,000 barrels per day, Kaombo will develop estimated reserves of 650 million barrels. Following an intensive optimization exercise, the project’s capital expenditure to reach full capacity was reduced by 4 billion dollars to 16 billion dollars, with an expected start-up in 2017.

“With the launch of Kaombo, the upcoming start-up of CLOV and three exploration wells planned in the Kwanza basin this year, Angola remains a priority country for Total” outlined Yves-Louis Darricarrère, President Total Upstream. “While continuing our commitment to develop the Angolan oil industry, Total has significantly optimized the project’s design and contracting strategy in recent months. Kaombo illustrates both the Group’s capital discipline and objective to reduce capex.”

Located approximately 260 km offshore Luanda in water depths ranging from 1,400 to 1,900 meters, the Kaombo project will develop six of the 12 discoveries already made on Block 32. The six fields (Gengibre, Gindungo, Caril, Canela, Mostarda and Louro) cover an area of 800 km2 in the central and southeast part of the block.

The Kaombo development scheme includes 59 subsea wells, connected through around 300 km of subsea lines, to two floating production, storage and offloading (FPSO) vessels, each with a production capacity of 115,000 barrels per day. The two FPSOs will be based on conversions of very large crude carriers (VLCCs) into production units. Associated gas will be exported to the onshore Angola LNG plant.

The Kaombo development includes a substantial level of local content. Over 14 million man-hours of fabrication and construction works will be performed locally in Angolan yards which will be used for equipment fabrication and assembly.

Block 32, offshore Angola

Total is the operator of Block 32, with a 30% stake, alongside Sonangol P&P (30%), Sonangol Sinopec International (20%), Esso Exploration and Production Angola (Overseas) (15%) and Galp Energia (5%).

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Alexandre de JOYBERT

Tel.: + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Exploration & Production in Angola

Total has been present in Angola since 1953. In 2013, Total’s equity production amounted to 186,000 barrels of oil equivalent per day (boe/d). Most of this production comes from blocks 17, 0 and 14. At the end of 2013, Total operated close to 600,000 boe/d, making it the country’s leading oil operator.

Total’s principal asset in Angola, deep-offshore Block 17 (40%, operator), consists of four major zones: Girassol, Dalia, Pazflor (which are all in production) and CLOV, which is currently being developed. The development of CLOV started in 2010 and will result in the installation of a fourth FPSO with a production capacity of 160,000 boe/d, with a start-up scheduled in mid-2014.

In Angola, Total is fully committed to developing the Angolan oil industry by recruiting and training a local workforce. Total is strengthening the local economy through its ambitious “Angolanization” program and technology transfer plan.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.